UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TRIANGLE ALTERNATIVE NETWORK, INC.
_____________________________________________________________
(Name of Issuer)

COMMON STOCK, Par Value $0.005
____________________________________________________________
(Title of Class of Securities)

89582R109
____________________________________________________________
(CUSIP Number)

Lyle J. Mortensen, 230 N. Park Blvd., Suite 104, Grapevine, TX 76051
Telephone (817) 416-2533
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

10/10/2008
____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No. 89582R109

1.	Names of Reporting Persons.I.R.S.
Identification Nos. of above persons (entities only).

ICAG, INC.  Federal ID # 86-1007773
...........................................................................................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .....................................................................................................................................

(b) .....................................................................................................................................

3. SEC Use Only ...........................................................................................................

4. Source of Funds (See Instructions) ...WC ..........................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6. Citizenship or Place of Organization . - Nevada, USA ......................................

Number of                                7. Sole Voting Power   2,174,250 Shares
Shares Beneficially
Owned by Each                                           8. Shared Voting Power          0
Re Reporting
Owned by Each                                           9. Sole Dispositive Power       2,174,250 Shares
Reporting
Person With                                10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person  - 2,174,250

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13. Percent of Class Represented by Amount in Row (11)  - 67.8%..........................................................

14. Type of Reporting Person (See Instructions)

Category – Corporation   Symbol- CO.............................................................................................................

Item 1. Security and Issuer

COMMON STOCK

Triangle Alternative Network, Inc.
230 N. Park Blvd., Suite 104
Grapevine, Texas 76051

Item 2. Identity and Background

ICAG, INC.
A Nevada Corporation
32 Fox Trace Ct.
Henderson, NV 89074

Principal Business:   Financial Consulting and Investments

Legal:   During the last five years, the Company has not been  a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3. Source and Amount of Funds or Other Consideration

The Company used operating funds in order to make the purchase from an existing shareholder in a private transaction.

Item 4. Purpose of Transaction

The purpose of the transaction was to obtain control of the company to assist in the organization and/or operations of the Company, to enhance the value of the Company for the existing shareholders and the investment held by the acquiring company.

The Reporting Company’s purpose in acquiring the Control Block was to also acquire control of the Company to use for the acquisition of an operating business and to use the publicly reporting entity to attract additional capital for use in the acquisition and expansion of an acquired business. At the time of the acquisition, there was not a specific business that had been identified.

One additional director was added to assist in the operations of the Company.

Item 5. Interest in Securities of the Issuer

(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1:

Common Stock held by ICAG, Inc.                 2,174,250 Shares                                67.77%
Total Shares Outstanding                               3,208,250 Shares                                100.00%

        (b) ICAG, Inc. and its officers have sole power to vote the shares held or to direct the vote, sole power to dispose or to direct the disposition of the 2,174,250 shares held.

       (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

NONE

      (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

NONE

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

NOT APPLICABLE

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer,

NONE

Item 7. Material to Be Filed as Exhibits

NONE

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 3, 2011

Signature:  /S/  Lyle J. Mortensen

Name/Title:      Lyle J. Mortensen, Vice President ICAG, Inc.